UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

HCI Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

40416E103

(CUSIP Number)

Paresh Patel

5300 W. Cypress Street, Suite 100

Tampa, Florida 33607

(813) 849-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40416E103	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Paresh Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 845,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 645,000
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 845,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40416E103	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is common stock, no par value (“Common Stock”), of HCI Group, Inc., a Florida corporation (the “Issuer”). The reporting person is Paresh Patel (the “Reporting Person”). The Issuer’s principal executive offices are located at 5300 West Cypress Street, Suite 100, Tampa, FL 33607.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the Reporting Person, an individual citizen of the United States of America, a founder of the Issuer and currently the chairman of the board of directors and chief executive officer of the Issuer. The principal business address of the Reporting Person is c/o HCI Group, Inc., 5300 West Cypress Street, Suite 100, Tampa, FL 33607.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 16, 2013, pursuant to that certain Restricted Stock Award Contract, dated May 16, 2013, between the Reporting Person and the Issuer, the Reporting Person received a grant of 400,000 shares of restricted stock from the Issuer. On October 8, 2014, certain conditions were satisfied whereby 100,000 of the Reporting Person’s 400,000 shares of restricted stock vested and became shares of unrestricted Common Stock. On March 2, 2016, pursuant to that certain Amendment to Restricted Stock Award Contract, dated March 2, 2016, between the Reporting Person and the Issuer, 100,000 of the Reporting Person’s 300,000 remaining shares of restricted stock were cancelled by the Issuer. As a result, 200,000 of the Reporting Person’s shares of restricted stock remain unvested as of the date hereof (the “Restricted Shares”). The grant of 400,000 shares of restricted stock (and the vesting of 100,000 of such shares and the cancellation of 100,000 of such shares) to the Reporting Person did not require the use of cash from any sources. The form of Restricted Stock Award Contract is set forth in Exhibit 99.1. The form of Amendment to Restricted Stock Award Contract is set forth in Exhibit 99.2.

On August 14, 2013, the Reporting Person converted 10,000 shares of the Issuer’s 7.0% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”), which the Reporting Person purchased on March 25, 2011 in the Issuer’s public offering of the Series A Preferred Stock, to Common Stock at a conversion price of $10.00 per share. The conversion price of the Series A Preferred Stock was funded by using cash personally owned by the Reporting Person.

On November 12, 2013, the Reporting Person, via his individual retirement account (“IRA”), purchased on the open market 356 shares of Common Stock at a price per share of $43.80. The purchase of the Common Stock was funded by using cash personally owned by the Reporting Person via his IRA.

On January 27, 2014, the Reporting Person exercised Options to purchase 10,000 shares of Common Stock at an exercise price per share of $2.50. The exercise price of the Options was funded by using cash personally owned by the Reporting Person, and the Options were issued to the Reporting Person pursuant to the Issuer’s 2007 Stock Option and Incentive Plan. The Issuer’s 2007 Stock Option and Incentive Plan is set forth in Exhibit 99.3.

On February 4, 2014, the Reporting Person exercised Options to purchase 10,000 shares of Common Stock at an exercise price per share of $2.50. The exercise price of the Options was funded by using cash personally owned by the Reporting Person, and the Options were issued to the Reporting Person pursuant to the Issuer’s 2007 Stock Option and Incentive Plan. The Issuer’s 2007 Stock Option and Incentive Plan is set forth in Exhibit 99.3.

CUSIP No. 40416E103	13D	Page 4 of 7 Pages

On May 26, 2015, the Reporting Person exercised Options to purchase 40,000 shares of Common Stock at an exercise price per share of $2.50. The exercise price of the Options was funded by using cash personally owned by the Reporting Person, and the Options were issued to the Reporting Person pursuant to the Issuer’s 2007 Stock Option and Incentive Plan. The Issuer’s 2007 Stock Option and Incentive Plan is set forth in Exhibit 99.3.

On May 26, 2015, the Reporting Person purchased on the open market 822 shares of Common Stock at a price per share of $42.10. The purchase of the Common Stock was funded by using cash personally owned by the Reporting Person.

On May 27, 2015, the Reporting Person purchased on the open market 728 shares of Common Stock at a price per share of $42.60. The purchase of the Common Stock was funded by using cash personally owned by the Reporting Person.

On December 14, 2015, the Reporting Person authorized a 10b5-1 plan (the “10b5-1 Plan”) that instructed Raymond James & Associates, Inc., on behalf of the Reporting Person, to purchase up to an aggregate of 30,000 shares of Common Stock during the period beginning on and including December 21, 2015 and ending on and including November 15, 2016 unless the 30,000 shares are purchased by Raymond James & Associates, Inc. prior to that date (the “Execution Period”). Pursuant to the 10b5-1 Plan, Raymond James & Associates, Inc. was instructed to purchase Common Stock daily during the Execution Period subject to certain pricing thresholds and compliance with the conditions of Rule 10b-18 under the Act. During the Execution Period, an aggregate of 30,000 shares of Common Stock was actually purchased at a weighted average price of $32.5569 per share. The purchase of the Common Stock was funded by using cash personally owned by the Reporting Person.

All transactions described in this Item 3 have been previously reported on applicable Form 4s filed with the U.S. Securities and Exchange Commission (“SEC”).

Item 4.	Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Person were acquired, and are held, for investment purposes.

The Reporting Person, directly or indirectly, may acquire shares of Common Stock from time to time in open market or private transactions, depending on various factors. The Reporting Person, directly or indirectly, may also choose to dispose of some or all of his respective beneficial holdings of Common Stock.

Except as otherwise described in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 10,783,747 shares of Common Stock outstanding as of February 23, 2016, as reported on the Issuer’s Form 10-K filed on March 4, 2016, plus 60,000 shares of Common Stock representing the Reporting Person’s vested Options to purchase 60,000 shares of Common Stock at an exercise price of $2.50 per share, expiring September 5, 2017, for a total of 10,843,747 shares of Common Stock.

CUSIP No. 40416E103	13D	Page 5 of 7 Pages

(a) The Reporting Person directly owns (jointly with spouse) 284,000 shares of Common Stock, directly owns (personally) 267,000 shares of Common Stock (100,000 of which were formerly shares of restricted stock that have vested as of the date hereof) and directly owns 200,000 Restricted Shares (all of which the Reporting Person may vote and receive dividends and other distributions but may not assign, sell, transfer, pledge, encumber or otherwise alienate or hypothecate). The Reporting Person indirectly owns (via his IRA) 34,000 shares of Common Stock. The Reporting Person beneficially owns 60,000 shares of Common Stock issuable upon exercise of the vested Options. The Common Stock beneficially owned by the Reporting Person represents 7.8% of the total number of shares of Common Stock outstanding.

(b) The Reporting Person has and will continue to have the sole power to vote 585,000 shares of Common Stock (284,000 of which such power is jointly held with spouse), 200,000 Restricted Shares and 60,000 shares of Common Stock if and when the Reporting Person exercises the vested Options. The Reporting Person has the sole power to dispose of 585,000 shares of Common Stock and 60,000 shares of Common Stock if and when the Reporting Person exercises the vested Options. The Reporting Person, upon the vesting of all 200,000 Restricted Shares, will have the sole power to dispose of such 200,000 Restricted Shares, in addition to the Common Stock, Restricted Shares and Common Stock upon exercise of the vested Options as set forth immediately above.

(c) Other than the purchases of Common Stock by the Reporting Person pursuant to his 10b5-1 Plan as described above in Item 3, to the best knowledge of the Reporting Person, the Reporting Person has not effected a transaction in shares of Common Stock during the past 60 days. The following is a list of all open market purchases of Common Stock made during the past 60 days on behalf of the Reporting Person pursuant to his 10b5-1 Plan:

Purchase Date	Purchase Price	Share Quantity
December 21, 2015	$32.8672	939
December 22, 2015	$34.0114	1,000
December 23, 2015	$34.4429	1,000
December 24, 2015	$35.3470	1,000
December 28, 2015	$35.0034	890
December 28, 2015	$35.88	110
December 29, 2015	$35.7937	1,000
December 30, 2015	$35.7775	1,000
December 31, 2015	$35.0540	1,000
January 4, 2016	$33.6826	1,000
January 5, 2016	$33.6386	1,000
January 6, 2016	$33.2702	1,000
January 7, 2016	$32.6669	1,000
January 8, 2016	$31.7590	1,000
January 11, 2016	$31.7114	1,000
January 12, 2016	$31.6733	1,000
January 13, 2016	$30.9750	600
January 13, 2016	$31.8525	400
January 14, 2016	$30.5136	590
January 14, 2016	$32.3176	410
January 15, 2016	$30.3489	900
January 15, 2016	$31.45	100
January 19, 2016	$30.0298	854
January 19, 2016	$30.8699	146
January 20, 2016	$29.7844	900

CUSIP No. 40416E103	13D	Page 6 of 7 Pages

Purchase Date	Purchase Price	Share Quantity
January 20, 2016	$30.8482	100
January 21, 2016	$30.4039	1,000
January 22, 2016	$30.8661	1,000
January 25, 2016	$30.8250	1,000
January 26, 2016	$31.6163	1,000
January 27, 2016	$31.6442	1,000
January 28, 2016	$31.9987	1,000
January 29, 2016	$32.5309	1,000
February 1, 2016	$32.6466	1,000
February 2, 2016	$32.2488	900
February 2, 2016	$33.12	100
February 3, 2016	$32.0230	1,000
February 4, 2016	$31.87	60
February 4, 2016	$31.80	1

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s shares of Common Stock, shares of Common Stock issuable to the Reporting Person upon exercise of the vested Options or Restricted Shares; provided, however, that the Reporting Person may not assign, sell, transfer, pledge, encumber or otherwise alienate or hypothecate any of his 200,000 Restricted Shares until they are vested.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The summary of the Restricted Stock Award Contract, as amended, as set forth in Item 3, is incorporated herein by reference. The foregoing summary of the Restricted Stock Award Contract, as amended, is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Restricted Stock Award Contract, as amended by that certain Amendment to Restricted Stock Award Contract, which are set forth in Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated into this Item 6 by reference.

Other than as described above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT	DOCUMENT

99.1	Restricted Stock Award Contract, dated May 16, 2013, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.34 to Current Report on Form 8-K filed by the Issuer with the SEC on May 21, 2013).

99.2	Amendment to Restricted Stock Award Contract, dated March 2, 2016, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.90 to Annual Report on Form 10-K for the year ended December 31, 2015, filed by the Issuer with the SEC on March 4, 2016).

99.3	HCI Group, Inc. 2007 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-1 filed by the Issuer with the SEC on April 30, 2008).

CUSIP No. 40416E103	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2016	/s/ Paresh Patel
Paresh Patel